                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               Xecom Corporation,
                               ------------------
                              a Nevada corporation
                                (Name of Issuer)

                   Common Stock,$0.0001 par value per Share,
                   -----------------------------------------

                                       and

   Series "D" Convertible Voting Preferred Stock,$0.0001 Par Value per Share
   -------------------------------------------------------------------------
                        (Title of Classes of Securities)

                                   000-27706
                             (Commission File No.)

                                   33-0664567
                             (I.R.S. Employer No.)

                               Andrew K. Proctor
                               Managing Director
                       Voyager Management (Bermuda), Ltd.
                       129 Front Street, Penthouse Suite
                                 Hamilton, Hm12
                                    Bermuda
                            Telephone: 441-296-4545

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 14, 1997
            (Date of Event Which Requires Filing of This Statement)

If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                  SCHEDULE 13D


COMMISSION FILE NO.                                            PAGE 2 OF 6 PAGES
000-27706

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

      VOYAGER SELECT IPO FUND, LTD.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (A) [ ]
                                                                       (B) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            BERMUDA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
     NUMBER OF
       SHARES             THE REPORTING PERSON IS THE HOLDER OF, AND HAS SOLE
    BENEFICIALLY          VOTING POWER FOR, SIXTEEN (16) SHARES SERIES "D"
      OWNED BY            CONVERTIBLE VOTING PREFERRED STOCK, $0.0001 PAR VALUE
        EACH              PER SHARE (THE "PREFERRED STOCK")
     REPORTING
       PERSON             AS OF JANUARY 16, 1998 FULL CONVERSION BY THE
                          REPORTING PERSON OF ALL PREFERRED STOCK NOW OWNED BY
                          IT AT THE CONVERSION PRICE DETERMINED AS OF THAT DATE
                          WOULD RESULT IN THE REPORTING PERSON HOLDING 3,210,272
                          SHARES OF ISSUER COMMON STOCK, $0.0001 PAR VALUE PER
                          SHARE (THE "COMMON STOCK"). EACH SHARE OF PREFERRED
                          STOCK IS CONVERTIBLE INTO SUCH NUMBER OF FULLY PAID
                          AND NONASSESSABLE SHARES COMMON STOCK AS WILL BE
                          DETERMINED BY DIVIDING THE AMOUNT OF $25,000 BY THE
                          CONVERSION PRICE, WHICH IS $1.00 OR 65% OF THE AVERAGE
                          CLOSING BID PRICE FOR THREE TRADING DAYS IMMEDIATELY
                          PRECEDING THE DATE OF CONVERSION. UPON CONVERSION, THE
                          REPORTING PERSON WOULD HOLD SOLE VOTING POWER FOR ALL
                          COMMON STOCK SO OBTAINED. THE REPORTING PERSON IS ALSO
                          THE RECORD OWNER OF, AND HAS SOLE VOTING POWER FOR,
                          1,580 SHARES OF COMMON STOCK.

                      ----------------------------------------------------------
                      8   SHARED VOTING POWER
                                -0-
                      ----------------------------------------------------------

                      ----------------------------------------------------------
                      9   SOLE DISPOSITIVE POWER

                          THE REPORTING PERSON NOW HOLDS SOLE DISPOSITIVE POWER WITH RESPECT TO ALL SIXTEEN (16) SHARES OF PREFERRED STOCK HELD BY IT,

                          UPON CONVERSION OF ALL SIXTEEN (16) SHARES OF PREFERRED STOCK HELD BY IT, AS DESCRIBED IN ITEM 7 ABOVE, THE REPORTING PERSON WOULD HOLD SOLE DISPOSITIVE POWER OF ALL SHARES OF ISSUER COMMON STOCK (THE "COMMON STOCK") SO OBTAINED: 3,210,272 SHARES OF COMMON STOCK AS OF JANUARY 16, 1998. THE REPORTING PERSON ALSO HAS SOLE DISPOSITIVE POWER FOR 1,580 SHARES OF COMMON STOCK OF WHICH THE REPORTING PERSON IS THE RECORD OWNER.

                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      SIXTEEN (16) SHARES OF PREFERRED STOCK, AND 3,211,852 SHARES OF COMMON STOCK BENEFICIALLY HELD BY IT AS OF JANUARY 16, 1998

--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      100% OF ALL ISSUED AND OUTSTANDING SHARES OF SERIES "D" CONVERTIBLE VOTING PREFERRED STOCK, $0.0001 PAR VALUE PER SHARE OF THE ISSUER, AND

      APPROXIMATELY 21% OF ALL ISSUED AND OUTSTANDING SHARES OF COMMON STOCK OF THE ISSUER, AS OF JANUARY 16, 1998 (UPON CONVERSION OF ALL SHARES OF PREFERRED STOCK)

--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              CO AND IV [NON-UNITED STATES INVESTMENT COMPANY]
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

        ITEM 1. Security and Issuer.

        This statement relates to the Common Stock,$0.0001 par value per Share, and Series "D" Convertible Voting Preferred Stock,$0.0001 Par Value per Share, in each case of Xecom Corporation, a Nevada corporation (the "Issuer"). The address of the Issuer's principal executive offices is 69-730 Highway 111, Suite 101, Rancho Mirage, California 92270. The Issuer's principal executive officers, as indicated in the Issuer's filings with the Securities and Exchange Commission, are:

        Joseph Vigliarolo      President and Chief Financial Officer
        Dal N.R. Gruer         Secretary.

The business address for each of the above principal officers of the Issuer is the same as the Issuer's principal address.

        Item 2. Identity and Background.

        The person filing this statement is VOYAGER Select IPO Fund, Ltd, a Bermuda corporation, ("VOYAGER"). VOYAGER'S principal business is making investments. The address of VOYAGER'S principal business and office is 129 Front Street, Penthouse Suite, Hamilton, HM12, BERMUDA. VOYAGER is a citizen of Bermuda.

        VOYAGER has not, during the last five years, been convicted in a criminal proceeding. VOYAGER has not, during the last five years, been subject to any judgment, decree or final order with respect to any federal or state securities laws.

        VOYAGER has two executive officers and five directors, for whom VOYAGER provides the following information:

        OFFICERS AND DIRECTORS:

               (a)    Andrew K. Proctor
                      Managing Director

               (b)    Business address:
                      129 Front Street, Penthouse Suite
                      Hamilton, HM12
                      BERMUDA

               (c)    Principal Occupation:
                      Executive Officer and Director
                      Voyager Management (Bermuda), Ltd.
                      129 Front Street, Penthouse Suite
                      Hamilton, HM12
                      BERMUDA

               (d) During the past five years, Andrew K. Proctor has not been convicted in a criminal proceeding.

               (e) During the past five years, Andrew K. Proctor has not been subject to any judgment, decree or final order with respect to any federal or state securities laws.

               (f)    Citizenship: United States.

               (a)    Paul D. Lemmon
                      Managing Director

               (b)    Business address:
                      129 Front Street, Penthouse Suite
                      Hamilton, HM12
                      BERMUDA

               (c)    Principal Occupation:
                      Executive Officer and Director
                      Voyager Management (Bermuda), Ltd.
                      129 Front Street, Penthouse Suite
                      Hamilton, HM12
                      BERMUDA

               (d) During the past five years, Paul D. Lemmon has not been convicted in a criminal proceeding.

               (e) During the past five years, Paul D. Lemmon has not been subject to any judgment, decree or final order with respect to any federal or state securities laws.

               (f)    Citizenship:  Canada.

               (a)    Anthony D. Whaley
                      Director

               (b)    Business address:
                      129 Front Street, Penthouse Suite
                      Hamilton, HM12
                      BERMUDA

               (c)    Principal Occupation:
                      Attorney, Partner
                      Conyers, Dill & Pearman
                      Hamilton Bermuda

               (d) During the past five years, Anthony D. Whaley has not been convicted in a criminal proceeding.

               (e) During the past five years, Anthony D. Whaley has not been subject to any judgment, decree or final order with respect to any federal or state securities laws.

               (f)    Citizenship: British.

               (a)    Thomas H. Davis
                      Director

               (b)    Business address:
                      129 Front Street, Penthouse Suite
                      Hamilton, HM12
                      BERMUDA

               (c)    Principal Occupation:
                      President
                      Winchester Global Trust Company Limited
                      Hamilton BERMUDA

               (d) During the past five years, Thomas H. Davis has not been convicted in a criminal proceeding.

               (e) During the past five years, Thomas H. Davis has not been subject to any judgment, decree or final order with respect to any federal or state securities laws.

               (f)    Citizenship: British.

               (a)    Nicholas C. Severis
                      Director

               (b)    Business address:
                      129 Front Street, Penthouse Suite
                      Hamilton, HM12
                      BERMUDA

               (c)    Principal Occupation:
                      Managing Director
                      Severis S.A.
                      Geneva, SWITZERLAND

               (d) During the past five years, Nicholas C. Severis has not been convicted in a criminal proceeding.

               (e) During the past five years, Nicholas C. Severis has not been subject to any judgment, decree or final order with respect to any federal or state securities laws.

               (f)    Citizenship: Greek.

        Item 3. Source and Amount of Funds or Other Consideration.

        VOYAGER's funds were obtained as equity contributions from various international investors. Each officer and director of VOYAGER disclaims any personal investment in the Issuer, and no source of funds is therefore applicable.

        Item 4. Purpose of Transaction.

        VOYAGER originally acquired the Preferred Stock to hold for investment purposes. Recently VOYAGER has been seriously dissatisfied with the Issuer's performance. VOYAGER intends to continue to evaluate all of its possible options and reserves the right to act on any of them, including evaluating the Issuer's business and prospects, acquiring additional shares of Common Stock, converting VOYAGER's shares of Preferred Stock into Common Stock, seeking to contact and form a group with other shareholders of the Issuer, disposing of all or a portion of the Preferred Stock and/or Common Stock owned or to be owned by it, demanding a shareholder meeting, and/or challenging Issuer management at the shareholder level (including by challenging management's proposals and/or candidates for the board of directors at any shareholder meeting). Except to the extent indicated above, VOYAGER presently has no plans or proposals to do Items
(a) through (j) of Item 4.

        Each officer and director of VOYAGER disclaims any personal investment in the Issuer, and this Item 4 is therefore not applicable to them.

        Item 5. Interest in Securities of the Issuer.

               (a) The Reporting Person is the holder of sixteen (16) shares Preferred Stock. As of January 16, 1998 full conversion by the Reporting Person of all Preferred Stock now owned by it at the conversion price determined as of that date would result in the Reporting Person holding 3,210,272 shares of Common Stock. The Reporting Person is also the record owner of 1,580 shares of Common Stock.

               (b) The Reporting Person is the beneficial holder of 100% of all issued and outstanding shares of Preferred Stock, and the beneficial holder of approximately 21% of all issued and outstanding shares of common stock of the issuer, as of January 16, 1998 (giving effect to the conversion of all shares of Preferred Stock).

               (c) The Reporting Person originally acquired 20 shares of Preferred Stock which were issued by the Issuer December 10, 1996. The Reporting Person converted four (4) shares of such Preferred Stock on January 14, 1997. Since that first conversion the Reporting Person's transactions in the Issuer's securities are set forth in the following table:

                                 SECURITY REPORT
                            05/27/96 THROUGH 01/09/98


                                                                                 INVEST      CASH+
  DATE    ACTION  SECUR         CATEG    PRICE  SHARES   COMMSSN     CASH        VALUE       INVEST.
--------  ------  -----         -----    -----  ------   -------     ----        ------      -------
11/20/96  Sell    Xecom C...             0.906   20,000   -6.00     18,126.00  -18,126.00

01/14/97  Buy     Xecom C...             0.490  204,080           -108,325.19  108,325.19
                              _RlzdGain                              8,325.99                8,325.99

01/31/97  Buy     Xecom C...             0.827   15,000            -12,405.00   12,405.00

03/21/97  Buy     Xecom C...             0.680    5,000   125.00    -3,525.00    3,525.00

03/24/97  Buy     Xecom C...             0.781   10,000   327.50    -8,137.50    8,137.50

07/16/97  Sell    Xecom C...             0.600   10,000    75.20     4,900.00   -4,900.00
                              _RlzdGain                              1,024.80                1,024.80

07/17/97  Sell    Xecom C...             5/8      5,000    25.11     2,450.00   -2,450.00
                              _RlzdGain                                649.89                  649.89

07/17/97  Sell    Xecom C...             5/8     10,000    75.21     4,900.00   -4,900.00
                              _RlzdGain                              1,274.79                1,274.79

07/18/97  Sell    Xecom C...             0.650   10,000    75.22     4,900.00   -4,900.00
                              _RlzdGain                              1,524.78                1,524.78

07/18/97  Sell    Xecom C...             11/16   20,000   160.46     9,800.00-   9,800.00
                              _RlzdGain                              3,789.54                3,789.54

07/21/97  Sell    Xecom C...             0.719    2,500   110.06     1,225.00   -1,225.00
                              _RlzdGain                                462.44                  462.44

07/22/97  Sell    Xecom C...             11/16   15,000   130.35     7,350.00   -7,350.00
                              _RlzdGain                              2,832.15                2,832.15

10/31/97  Sell    Xecom C...             5/16    25,000   500.00    12,250.00  -12,250.00
                              _RlzdGain                             -4,937.50               -4,937.50

11/03/97  Sell    Xecom C...             5/16    25,000   250.00    12,250.00  -12,250.00
                              _RlzdGain                              4,687.50               -4,687.50

12/05/97  Sell    Xecom C...             1/4     50,000   625.00    24,500.00  -24,500.00
                              _RlzdGain                            -12,625.00              -12,625.00

12/09/97  Sell    Xecom C...             1/4     20,000   250.00    12,637.54  -12,637.54
                              _RlzdGain                             -7,887.54               -7,887.54

12/15/97  Sell    Xecom C...             0.230   20,000   200.00    15,818.43  -15,818.43
                              _RlzdGain                            -11,418.43              -11,418.43
                                                                   ----------  ----------  ----------
          TOTAL 05/27/96-01/09/98                                  -22,957.31    1,285.72  -21,671.59

                  (d) Not applicable.

                  (e) Not applicable.

Each officer and director of VOYAGER disclaims any investment in the Issuer.

          Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None.

          Item 7. Material to be Filed as Exhibits.

                  None.


                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 1998

                                        ANDREW K. PROCTOR
                                        Managing Director






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